Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of incorporation	Relationship with the registrant

NQ Mobile US Inc.	US	Wholly owned subsidiary

NetQin International Ltd.	HK	Wholly owned subsidiary

NetQin Mobile (Beijing) Co., Ltd.	PRC	Subsidiary wholly owned by NetQin International Ltd.

Beijing NetQin Technology Co., Ltd	PRC	Variable interest entity

Taiwan NetQin Technology Limited	Taiwan	Wholly owned subsidiary

Qing Yun (Tianjin) Financial Management Co., Ltd.	PRC	Subsidiary wholly owned by Beijing NetQin Technology Co., Ltd.

NQ Mobile International AG (1)	Switzerland	Wholly owned subsidiary

(1)	We are currently in the process of setting up NQ Mobile International AG in Switzerland, and expect to finalize all setup documents and obtain official approval for NQ Mobile International AG by the end of June 2012.